EXHIBIT 11

MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF PER SHARE (LOSS) EARNINGS(1)
For The Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
	(In thousands, except per share data)
BASIC (LOSS) EARNINGS PER SHARE
Average common shares outstanding	81,294	84,332	91,787

Net (loss) income	$(1,670,018)	$564,739	$626,873

Basic (loss) earning per share	$(20.54)	$6.70	$6.83

DILUTED (LOSS) EARNINGS PER SHARE
Adjusted weighted average shares outstanding:
Average common shares outstanding	81,294	84,332	91,787
Common stock equivalents	--	618	656

Adjusted weighted average diluted shares outstanding	81,294	84,950	92,443

Net (loss) income	$(1,670,018)	$564,739	$626,873

Diluted (loss) earnings per share	$(20.54)	$6.65	$6.78

(1)	Per Statement of Financial Accounting Standards No. 128, “Earnings Per Share”. For the year ended December 31, 2007 the diluted weighted-average shares are equivalent to the basic weighted average shares due to a net loss from continuing operations.